Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousand, Except Ratios)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
	(Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$(32,917)	$(63,968)	$15,041	$(23,898)	$663
Fixed Charges	26,769	25,965	25,752	12,872	3,662
Total Earnings (Loss)	(6,148)	(38,003)	40,793	(11,026)	4,325
Fixed Charges:
Interest Expense	20,898	21,385	21,334	12,671	2,917
Deferred Financing Fees	5,870	4,580	4,418	201	745
Total Fixed Charges	26,769	25,965	25,752	12,872	3,662
Ratio of Earnings (Loss) to Fixed Charges	__(1)	__(1)	1.58	__(1)	1.18

(1)
For the year ended December 31, 2013, 2012 and 2010 earnings were inadequate to cover fixed charges. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $32.9 million, $64.0 and $23.9 million for the year ended December 31, 2013, 2012 and 2010.